UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC File Number
                                                                    Cusip Number


(Check One):   / / Form 10-K   / / Form 20-F   / / Form 11-K   /X/ Form 10-Q
              / /  Form N-SAR  / / Form N-CSR

For Period Ended: October 31, 2004

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR
For the Transition Period Ended:  _________________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


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PART I -- REGISTRANT INFORMATION

     Krispy Kreme Doughnuts, Inc.
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Full Name of Registrant

     N/A
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Former Name if Applicable

     370 Knollwood Street, Suite 500
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Address of Principal Executive Office (Street and Number)

     Winston-Salem, North Carolina  27103
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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     (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
/X/ thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Krispy Kreme Doughnuts, Inc. (the "Company") is unable to file a timely Report on Form 10-Q for the period ended October 31, 2004 because there is ongoing analysis related to the accounting treatment of certain franchise matters in the Company's fiscal third quarter, primarily concerning the Company's consolidation of KremeKo, Inc., its area developer for Central and Eastern Canada.


PART IV -- OTHER INFORMATION

     1. Name and telephone number of person to contact in regard to this notification



     Michael C. Phalen              (336)                   733-3707
---------------------------  -------------------   ----------------------------
           (Name)                (Area Code)           (Telephone Number)

     2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).  /X/ Yes    / / No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/X/ Yes    / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Annex A attached hereto.

                          Krispy Kreme Doughnuts, Inc.
                 ----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  December 13, 2004                By:  /s/ Michael C. Phalen
                                            ---------------------------------
                                            Name:  Michael C. Phalen
                                            Title:  Chief Financial Officer

                                                                         ANNEX A

On November 22, 2004, the Company announced unaudited financial results for the third fiscal quarter ended October 31, 2004. The Company announced that total revenues, which include sales from company stores, franchise operations and Krispy Kreme Manufacturing & Distribution (KKM&D), for the quarter were $170.1 million compared to $167.8 million in the third quarter of last year, and that net loss for the third quarter was $3.0 million compared to net income of $14.5 million in the comparable period last year. Company store sales increased 9.6% to $121.2 million, revenues from franchise operations decreased 5.4% to $6.2 million and KKM&D revenues decreased 15.7% to $42.7 million. The Company store sales increase was attributable to sales from new stores as well as the inclusion of sales from New England Dough, LLC, the Company's consolidated joint venture partner in Connecticut, Maine, Massachusetts, Rhode Island, Vermont and New Hampshire, which was consolidated in May 2004 pursuant to Interpretaton 46(R) issued by the Financial Accounting Standards Board ("FIN 46-R") and the inclusion of sales from the Michigan market, which was acquired in October 2003, partially offset by decreased sales from existing stores. Included in pre-tax results for the quarter ended October 31, 2004 are previously announced impairment charges and store closing costs of $5.5 million primarily related to the closure or pending closure of four factory stores, which are all commissaries. For the quarter ended October 31, 2004, the Company incurred professional fees, net of currently anticipated insurance recoveries, of approximately $3 million in connection with the previously announced Securities and Exchange Commission formal investigation, pending litigation, the previously disclosed Audit Committee investigation, the Special Committee's investigation and related work by the independent auditors. During the third quarter, the Company recorded a $2 million allowance for doubtful accounts with respect to accounts receivable from two franchisees as an estimate of potential exposure. Also during the quarter, certain members of management of Glazed Investments, LLC, the Company's consolidated joint venture partner in Colorado, Minnesota and Wisconsin, exercised a put of an 11% interest to the Company for $3.6 million. At quarter end, the Company consolidated KremeKo, Inc., the Company's area developer for Central and Eastern Canada, pursuant to FIN 46-R. In the quarter, the Company reported a loss from discontinued operations, net of taxes, of approximately $2.0 million related to the divestiture of the existing Montana Mills operations.

As noted in Part III, there is ongoing analysis related to the accounting treatment of certain franchise matters in the Company's third fiscal quarter, primarily concerning the Company's consolidation of KremeKo, Inc. The financial information provided above is subject to change as the Company completes its analysis and finalizes its financial statements for the third fiscal quarter ended October 31, 2004.